 The Fund held annual meeting of shareholders on July 14, 2009.

 Common/Preferred shareholders voted as indicated below:

Withheld

Affirmative
Authority

 Convertible & Income II

 Re-election of Hans W. Kertess -  Class III to serve until 2012
51,169,985
2,112,025

 Re-election  of John C. Maney** -  Class III to serve until 2012
51,258,807
2,023,203

 Election of Diana L. Taylor*† -  Class II to serve until 2011
8,325
171

 Messrs. Paul Belica, James A. Jacobson***, William B.Ogen, IV and R. Peter Sullivan, III continue to serve as Trustees of Convertible & Income Fund II.

 * Preferred Shares Trustee.

 ** John C. Maney is an Interested Trustee of the Fund.  ***Mr. Jacobson joined the Board of Trustees on September 10, 2009.

 † Resigned from the Board of Trustees on September 10, 2009.         Mr. Robert E. Connor* served as a Trustee of the Fund until his death on April 8, 2010.